Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-253693

$1,250,000,000 6.490% Fixed-to-Floating Rate Senior Callable Notes due 2029

Barclays PLC

PRICING TERM SHEET

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,250,000,000 6.490% Fixed-to-Floating Rate Senior Callable Notes due 2029 (the “2029 notes”)

Expected Issue Ratings[1]:	Baa1 (Moody’s) / BBB+ (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,250,000,000

Trade Date:	September 6, 2023

Settlement Date:	September 13, 2023 (T+5) (the “Issue Date”)

Maturity Date:	September 13, 2029 (the “2029 Notes Maturity Date”)

Fixed Rate Period Coupon:	From (and including) the Issue Date to (but excluding) the 2029 Notes Par Redemption Date (as defined below) (the “2029 Notes Fixed Rate Period”), the 2029 notes will bear interest at a rate of 6.490% per annum.

Floating Rate Period Coupon:

From (and including) the 2029 Notes Par Redemption Date to (but excluding) the 2029 Notes Maturity Date (the “2029 Notes Floating Rate Period”), the applicable per annum interest rate will be equal to the Benchmark (as defined below, such term subject to the provisions described under “Description of Senior Notes” in the Preliminary Prospectus Supplement) as determined on the applicable Interest Determination Date (as defined below), plus the 2029 Notes Margin (as defined below) (the “2029 Notes Floating Interest Rate”). The 2029 Notes Floating Interest Rate will be calculated quarterly on each Interest Determination Date.

During the 2029 Notes Floating Rate Period, each interest period on the 2029 notes will begin on (and include) a 2029 Notes Floating Rate Period Interest Payment Date (as defined below) and end on (but exclude) the next succeeding 2029 Notes Floating Rate Period Interest Payment Date (each, a “2029 Notes Floating Rate Interest Period”); provided that the first 2029 Notes Floating Rate Interest Period will begin on (and include) the 2029 Notes Par Redemption Date and will end on (but exclude) the first 2029 Notes Floating Rate Period Interest Payment Date.

Par Redemption Date:	September 13, 2028 (the “2029 Notes Par Redemption Date”)

Fixed Rate Period Interest Payment Dates:	During the 2029 Notes Fixed Rate Period, interest will be payable semi-annually in arrear on March 13 and September 13 in each year, from (and including) March 13, 2024 up to (and including) the 2029 Notes Par Redemption Date.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Floating Rate Period Interest Payment Dates:	During the 2029 Notes Floating Rate Period, interest will be payable quarterly in arrear on December 13, 2028, March 13, 2029, June 13, 2029, and the 2029 Notes Maturity Date (each, a “2029 Notes Floating Rate Period Interest Payment Date”).

Interest Determination Dates:	The second USGS Business Day preceding the applicable Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).

Benchmark:	Compounded Daily SOFR (calculated as described under “Description of Senior Notes—Calculation of the Benchmark” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions.

Day Count:	30/360, Following, Unadjusted, for the 2029 Notes Fixed Rate Period. Actual/360, Modified Following, Adjusted, for the 2029 Notes Floating Rate Period.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated September 6, 2023 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated March 1, 2021 relating to the 2029 notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See the section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement and “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the 2029 notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem (i) the 2029 notes in whole or in part, pursuant to the 2029 Notes Make-Whole Redemption at any time on or after March 13, 2024 to (but excluding) September 13, 2028 (the “2029 Notes Par Redemption Date”); and/or (ii) the 2029 notes then outstanding, in whole but not in part, on the 2029 Notes Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the 2029 notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

For purposes of the 2029 Notes Make-Whole Redemption, the 2029 Notes Discount Factor is 35 bps.

Tax Redemption:	The 2029 notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The 2029 notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Margin:	222 bps (the “2029 Notes Margin”)

Benchmark Treasury:	UST 4.375% due August 31, 2028

Spread to Benchmark Treasury:	205 bps

Reoffer Yield:	6.490%

Price to Public:	100.000%

Underwriting Discount:	0.325%

Net Proceeds:	$1,245,937,500

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	BBVA Securities Inc., CIBC World Markets Corp., ING Financial Markets LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., Santander US Capital Markets LLC, SG Americas Securities, LLC, Standard Chartered Bank, TD Securities (USA) LLC

Co-Managers:	Blaylock Van, LLC, BNY Mellon Capital Markets, LLC, Independence Point Securities LLC, Loop Capital Markets LLC, PNC Capital Markets LLC, SEB Securities, Inc., Siebert Williams Shank & Co., LLC, Stern Brothers & Co., Westpac Banking Corporation

Risk Factors:	An investment in the 2029 notes involves risks. See “Risk Factors” section beginning on page S-26 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738ECK91/06738E CK9

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-253693) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018 (as heretofore amended and supplemented), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as amended and supplemented by the Fifteenth Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

Listing:	We will apply to list the 2029 notes on the New York Stock Exchange.

Calculation Agent:	The Bank of New York Mellon, New York, or its successor appointed by the Issuer.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling +1-888-603-5847.

It is expected that delivery of the 2029 notes will be made, against payment of the 2029 notes, on or about September 13, 2023, which will be the fifth (5th) business day in the United States following the date of pricing of the 2029 notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of 2029 notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the 2029 notes who wish to trade the 2029 notes on the date of the prospectus supplement or the next two (2) succeeding business days, will be required, because the 2029 notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the 2029 notes who wish to trade on the date of the prospectus supplement or the next succeeding business day should consult their own legal advisers.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any 2029 notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.